[Company Letterhead]

February 5, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3030

Washington, DC 20549

Attn: Jeffrey P. Riedler

Re:	VG Life Sciences Inc.
Withdrawal of Registration Statement on Form S-1
Filed November 25, 2014, as amended
File No. 333-200589

Dear Mr. Riedler:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, VG Life Sciences Inc. (the “Company”) hereby requests the withdrawal of the above-mentioned Registration Statement on Form S-1 that was originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 25, 2014. The Company is requesting such withdrawal in order to renegotiate the underlying transaction. No securities of the Company were sold, or will be sold, pursuant to the Registration Statement. It is therefore in the best interest of the Company and the public that the filing be withdrawn. It is our understanding that this application for withdrawal of the Registration Statement be deemed granted as of the date it is filed with the SEC unless the Company receives notice from the SEC that this application will not be granted.

Please call Amy Trombly at (617) 243-0060 if you have any questions or if we can otherwise be of assistance to you.

Very truly yours,

VG LIFE SCIENCES INC.

/s/ John Tynan_____________

By: John Tynan

Chief Executive Officer

cc: Amy Trombly, Esq.